# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 5 June 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Alnylam Pharmaceuticals, Inc.

### File No. 1-36407 -- CF# 36287

_____

Alnylam Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 4, 2018.

Based on representations by Alnylam Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through January 6, 2028 |
| Exhibit 10.2 | through January 6, 2028 |
| Exhibit 10.3 | through January 6, 2028 |
| Exhibit 10.4 | through March 28, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary